Exhibit (g)(6)

DISTRICT COURT, CITY AND COUNTY OF DENVER, STATE OF COLORADO

CASE NO.:  99 CV 3354

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                         AMENDED CLASS ACTION COMPLAINT
                                 AND JURY DEMAND
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PAMELA CAGAN,


                  Plaintiff,


vs.

US WEST COMMUNICATIONS, INC., SOLOMON TRUJILLO, RICHARD McCORMICK, MANUEL FERNANDEZ, HANK BROWN, LINDA ALVARADO, DR. CRAIG BARRETT, MARILYN CARLSON NELSON, FRANK POPOFF, PETER HELLMAN, GEORGE HARAD and JERRY COLANGELO,


                  Defendants.

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            Plaintiff,  by her attorneys,  alleges upon  information and belief, except as to paragraph 1 which plaintiff alleges upon knowledge, as follows:

            1. Plaintiff Pamela Cagan is and was, at all times relevant to this action, a stockholder of defendant US WEST Inc. ("US WEST" or the "Company").

            2. Defendant US WEST is a corporation duly organized and existing under the laws of the state of Colorado, with principal offices located at 1801 California Street, Denver, Colorado. As of January 29, 1999 there were approximately 503 million shares of US WEST common stock outstanding. US WEST is a holding company with subsidiaries which provide telecommunications services, including local telephone services, exchange access services, domestic and international broadcast communications, wireless communications and directories services.

            3. Defendant Solomon Trujillo is and was, at all times relevant hereto, Chairman of the Board of Directors, President and Chief Executive Officer of US WEST.

            4. Defendants Richard McCormick, Manuel Fernandez, Hank Brown, Linda Alvarado, Dr. Craig Barrett, Marilyn Carlson Nelson, Frank Popoff, Peter Hellman, George Harad and Jerry Colangelo are and were, at all times relevant hereto, members of US WEST's Board of Directors.

            5. By reason of their positions as officers and directors of US WEST, each Individual Defendant has a fiduciary relationship and responsibility to plaintiff and the other common public stockholders of US WEST and owes to plaintiff and the other class members the highest obligations of good faith and fair dealing.

                            CLASS ACTION ALLEGATIONS
                            ------------------------

            6. Plaintiff brings this action on her own behalf and as a class action on behalf of all common stockholders of US WEST, or their successors in interest, who are being and will be harmed by defendants' actions described below (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of defendants.

            7. This action is properly maintainable as a class action because:

                  (a) The Class as so numerous that joinder of all members is impracticable. There are hundreds, if not thousands, of US WEST stockholders who are located throughout the United States;

                  (b) There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class members, including whether plaintiff and the other Class members would be irreparably damaged if the defendants are not enjoined in the manner described below;

                  (c) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of the other members of the Class and plaintiff has thc same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class; and

                  (d) Plaintiff anticipates that there will be no difficulty in the management of this litigation.

            8. For the reasons stated herein, a class action is superior to other available methods for the fair and efficient adjudication of this controversy and the class action requirements are satisfied.

                                CLAIM FOR RELIEF
                                ----------------

            9. On May 17, 1999 defendants announced that US WEST had entered a definitive agreement to merge with Global Crossing Ltd. ("Global Crossing") in which US WEST would purchase 9.5% of Global Crossing for approximately $2.4 billion and the companies will subsequently merge in a 50-50 stock combination. Under the proposed transaction (the "Global Crossing Transaction"), defendant Trujillo, the Chief Executive Officer of US WEST, would head the combined entity with Robert Annunziata, Global Crossing's Chief Executive Officer.

            10. The announcement followed Global Crossing's agreement in March, 1999 to acquire Frontier Corp. ("Frontier"), a phone company based in Rochester, New York for about $11 billion in stock.

            11. On May 17, 1999, news stories revealed that the companies' negotiations concerning the proposed Global Crossing Transaction were complicated because QWEST Communications International, Inc. ("QWEST") had expressed interest in a transaction with US WEST but US WEST rejected QWEST's overture.

            12. In the proposed Global Crossing Transaction, US WEST would have to pay to Global Crossing a $600 million breakup fee if it did not proceed with the proposed Transaction and pay an additional $250 million fee to Global Crossing if US WEST initiates a break-up of the proposed Transaction.

            13. After the proposed Global Crossing Transaction was announced on May 17, 1999, US WEST's shares fell $4 per share, to close at $58.25.

            14. The reaction of' the stock price reflected the dilution to US WEST's shareholders as a result of the proposed Global Crossing Transaction, US WEST's revenues would account for more than 80% of the revenues of the combined companies if the Global Crossing Transaction were completed but US WEST and its shareholders would own only half of the merged entity.

            15. On June 14, 1999, news stories reported that QWEST had offered to acquire US WEST and Frontier Corp. in a transaction valued at $55 billion in cash and stock and $11.4 billion in assumed debt, topping the Global Crossing Transaction which was valued at approximately $42 billion.

            16. QWEST is offering 1.783 shares of QWEST common stock for each US WEST share -- about $80 per share.

            17. In light of the foregoing, the Individual Defendants must as their fiduciary obligations require:

            o undertake an appropriate evaluation of US WEST's worth as a merger/acquisition candidate;

            o take all appropriate steps to enhance US WEST's value and attractiveness as a merger/acquisition candidate;

            o take all appropriate steps to effectively expose US WEST to the marketplace, including but not limited to engaging in serious negotiations with QWEST, Global Crossing or their representatives and other interested parties;

            o act independently so that the interests of US WEST's public stockholders will be protected; and

            o adequately ensure that no conflicts of interest exist between defendants' own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of US WEST's public stockholders.

            18. As a result of defendants' failure to take such steps, plaintiff and the other members of the Class have been and will be damaged in that they have not and will not receive their proportionate share of the value of the Company's assets and business, have been and will be prevented from obtaining a fair price for their common stock, and will be subject to the unreasonable economic burden of the breakup fee from the Global Crossing Transaction without any corresponding benefit to US WEST or its shareholders.

            19. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the other members of the Class, by maintaining themselves in office and/or failing to take the steps set forth above, excluding the Class from its fair proportionate share of US WEST's valuable assets and businesses, all to the irreparable harm of the Class.

            20. Plaintiff and the other members of the Class have no adequate remedy at law. WHEREFORE, plaintiff prays for judgment and relief as follows:

            A. Ordering that this action may be maintained as a class action and certifying plaintiff as a Class representative;

            B. Declaring that defendants breached their fiduciary and other duties to plaintiff and the other members of the Class;

            C. Entering an order requiring defendants to take the steps set forth hereinabove;

            D. Awarding compensatory damages against defendants individually and severally in an amount to be determined upon the proof submitted to this Court;

            E. Awarding costs and disbursements, including plaintiff's counsel's fees and experts' fees; and

            F. Granting such other and further relief as to the Court may seem just and proper.

      A JURY TRIAL IS DEMANDED.

      Dated at Denver, Colorado this 14th day of June, 1999.


                                       BADER & ASSOCIATES, P.C.



                                       By:
                                           ------------------------------------
                                           Gerald L. Bader, Jr., No. 3625
                                           1660 Wynkoop Street, Suite 1100
                                           Denver, Colorado 80202
                                           Telephone:  (303) 534-1700
                                           Telecopier: (303) 534-0725
                                           ATTORNEYS FOR PLAINTIFF

OF COUNSEL:
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ABBEY, GARDY & SQUITIERI, LLP
Stephen J. Fearon, Jr.
212 East 39th Street
New York, New York 10016
(212) 889-3700